Note 1 – Organization and Description of Business

Business and Organization
Bulltick, LLC, (the "Company") is a Delaware limited liability company and wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC which is a Delaware limited liability company.

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and the National Futures Association ("NFA"), and is authorized to conduct securities sales, trading and brokerage activities on a fully-disclosed basis. The Company is also a member of the following exchanges: NASDAQ Stock Market, and BATS.

The Company acts primarily in an agency capacity for its customers, located mostly within Latin America, providing customers with executions of mostly United States ("US") traded equity securities, including Exchange Traded Funds ("ETF's") and American Depository Receipts ("ADR's"), as well as assisting customers with conversions of US listed ADR's with the corresponding locally traded equities, and charging commissions and fees for these services. The Company also trades ETF's, ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and may also earn placement fees for assisting in raising money for various entities. The Company's trading operations are in Miami, Florida with a representative office in Bogota, Colombia and a branch in Mexico City, Mexico.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Note 2 – Summary of Significant Accounting Policies

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy
The Company has adopted Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions markets participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

Note 2 – Summary of Significant Accounting Policies (continued)

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, credits, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of the investments)

See Note 3 for the fair value measurement of the Company's financial instruments and investments.

Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Derivative Financial Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments are carried at fair value. Derivatives used for economic hedging purposes include futures. The Company does not apply hedge accounting as defined in ASC 815, *Derivative Instruments and Hedging Activities*, as all financial instruments are measure at fair value with changes reflected in earnings. Therefore, the disclosures required by ASC 815 are generally not applicable with respect to these financial instruments.

Receivables
Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2015, an allowance for doubtful accounts was not considered necessary.

Financial Instruments Owned
Financial instruments owned are comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities as of the measurement date. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the members of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2011 through 2015. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interests or penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company applies *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Securities Inventory

The Company's assets and liabilities recorded at fair value have been categorized based on the fair value hierarchy and the Company's accounting policies as disclosed in Note 2. The following table presents information about the Company's assets measured at fair value as of December 31, 2015:

Assets/Liabilities at Fair Value Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Financial instruments owned	$ 64,847	$ 84	$ -	$ 64,931
Securities sold, not yet purchased	$ 872	$ -	$ -	$ 872

Note 3 - Securities Inventory (continued)

No securities were transferred between levels during 2015.

Note 4 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires the maintenance of minimum "Net Capital", as defined, of $100,000 and requires that the ratio of "Aggregate Indebtedness" to "Net Capital", each as defined, shall not exceed 15 to 1. At December 31, 2015, the Company's "Net Capital" was $1,618,308, which exceeded requirements by $1,518,308 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.2541 to 1.

Note 5 - Risk Concentrations

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company maintains clearing and depository accounts for its futures, foreign exchange and other securities transactions with other clearing brokers.

At December 31, 2015, deposits at clearing brokers and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from or to these brokers, including $1,478,625 due from Pershing LLC, approximately 49% of total assets, as of December 31, 2015.

Financial Instruments Owned
The Company's financial instruments holdings are subject to credit risks inherent in the issuing countries, as well as market and other risks. The financial instruments, at market, at December 31, 2015, consisted of issues from the following countries:

Country	Fixed Income Securities		Equities and Other Securities		Total Securities	
Brazil	$	55,437	$	-	$	55,437
Mexico		8,153		6		8,159
Others		609		726		1,335
Total Securities	$	64,199	$	732	$	64,931

Financial Instruments Sold, But Not Yet Purchased
The Company's instruments sold, but not yet purchased are subject to risks inherent in the issuing countries. As part of normal course of business, the Company may have short-sale liabilities which are normally collateralized by a portion of the receivable from the clearing brokers. The financial instruments not collateralized, at market, at December 31, 2015, consisted of issues from the following countries.

Note 5 - Risk Concentrations (continued)

Country	Fixed Income Securities	Equities and Other Securities	Total Securities
Mexico	$ -	$ 872	$ 872
Total Securities	$ -	$ 872	$ 872

Futures Trading Risks

The Company may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures positions at December 31, 2015.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers activities by establishing limits on trading activity and, when applicable, by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

Note 5 - Risk Concentrations (continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6 – Related Party Transactions

Due from Related Parties
The Company has advances outstanding due from various affiliates related to the Company by virtue of common ownership. These receivables, amounting to $808,084, are not secured and are due on demand. These assets are considered non-allowable under the Uniform Net Capital Rule of the SEC.

Due to Related Parties
At December 31, 2015, $45,322 of management fees are due to the affiliates and are included in the due to related parties in the accompanying statement of financial condition.

Note 7 – Contingencies

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its businesses. The Company recognizes a liability, and corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the results of any such reviews, in the aggregate, will not have a material adverse effect on the Company's financial statements.

Note 8 – Subsequent Events

In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 25, 2016, which is the date the financial statements were available to be issued, and determined that there were not any significant items affecting the accompanying financial statements or requiring disclosure.